UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587107

(CUSIP Number)

DECEMBER 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Check	the following box if a fee is being paid with this statement. ☐

CUSIP No.: 651587107

(1)	Name of Reporting Person FLOYD D. GOTTWALD, JR.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 593,248
(6) Shared Voting Power 614(1)
(7) Sole Dispositive Power 603,466(2)
(8) Shared Dispositive Power 614(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 604,080(1)(2)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1%
(12)	Type of Reporting Person IN

(1)	Consists of 614 shares held by the Reporting Person’s wife. The Reporting Person disclaims beneficial ownership of these shares.
(2)	Includes 10,218 shares held by a trust for which the Reporting Person serves as the investment advisor.

Item 1(a).	Name of Issuer

NewMarket Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

330 South Fourth Street

Richmond, Virginia 23219

Item 2(a).	Name of Person Filing

Floyd D. Gottwald, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence

330 South Fourth Street

Richmond, Virginia 23219

Item 2(c).	Citizenship

U.S.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP No.

651587107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

604,080(1)(2)

(b)	Percent of class:

5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

593,248

(ii)	Shared power to vote or to direct the vote:

614(1)

(iii)	Sole power to dispose or to direct the disposition of:

603,466(2)

(iv)	Shared power to dispose or to direct the disposition of:

614(1)

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,218 shares, which are held by a trust for which the Reporting Person serves as the investment advisor.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

(1)	See footnote No. 1 on cover page.
(2)	See footnote No. 2 on cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.